WARREN RESOURCES, INC.

489 Fifth Avenue

32nd Floor

New York, NY 10017

September 12, 2007

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

Attn:	Jennifer Goeken

	Re:	Warren Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 6, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 3, 2007
File No. 0-33275

Dear Ms. Davis:

Pursuant to the telephone conversation on September 11, 2007 between Ms. Jennifer Goeken of the Staff and David Fleming, General Counsel of Warren Resources, Inc., we hereby request an extension of 15 business days to and including October 3, 2007 to respond to the Staff’s comments set forth in the Comment Letter dated August 28, 2007 referencing the above filings.  As indicated in the telephone conversation, our Controller is presently on his honeymoon and will need time to prepare the appropriate financial information upon his return to the office.

We appreciate your cooperation in this matter.

Very truly yours,

/s/ Timothy A. Larkin

Timothy A. Larkin,
Chief Financial Officer